Writer’s Direct Dial: +1 (212) 225-2686

         E-Mail: gmcgrory@cgsh.com

December 22, 2016

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7553

Attention: Jennifer Thompson
                Robert Babula

Dear Ms. Thompson and Mr. Babula:

On behalf of Albany International Corp. (“Albany”), this will confirm the correspondence with Albany in which the Staff agreed to extend until January 19, 2017 the time for Albany to respond to the Staff’s comment letter dated December 20, 2016. Albany expects to be able to file its response on or before January 19, 2017.

If you have any questions, please do not hesitate to contact me.

Sincerely, /s/ Glenn P. McGrory Glenn P. McGrory
cc:	Dr. Joseph G. Morone John B. Cozzolino Charles J. Silva, Jr., Esq.